Kevin J. Sullivan	Arthur S. Marcus	Mark W. Jeanfreau
Weil, Gotshal & Manges LLP	Sichenzia Ross Friedman Ference LLP	Phelps Dunbar LLP
100 Federal Street, Floor 34	61 Broadway, 32nd Floor	Canal Place
Boston, MA 02110	New York, NY 10006	365 Canal Street, Suite 2000
(617) 772-8333	(646) 810-0592	New Orleans, LA 70130
(504) 584-9236

Via EDGAR Transmission

Mr. Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NTS, Inc. Amended Schedule 13E-3

Filed December 24, 2013 by NTS, Inc. et al.

File No. 005-78120

Revised Preliminary Schedule 14A

Filed December 24, 2013

File No. 001-32521

Dear Mr. Duchovny:

On behalf of our separate clients, NTS, Inc. (“NTS”), Tower Three Partners LLC, Tower Three Partners Fund II LP, Tower Three Partners Fund II GP LP, Tower Three Partners Fund II GP LLC, T3 North Holdings, LLC, T3 North Intermediate Holdings, LLC, North Merger Sub, Inc. (collectively, “T3”), and Guy Nissenson (“Mr. Nissenson”, together with NTS and T3, the “Filing Parties”), please find responses to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) sent to NTS and T3 in a letter dated December 27, 2013 regarding the revised Preliminary Schedule 14A (File No. 001-32521) and Schedule 13E-3 (File No. 005-78120) filed on December 24, 2013.

NTS is filing concurrently with this letter Amendment No. 2 to the Proxy Statement (“Proxy Amendment No. 2”), which includes revisions to the Proxy Statement in response to the Staff’s comments, and the Filings Parties are filing Amendment No. 2 to the 13E-3 (“13E-3 Amendment No. 2”).

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments are the appropriate Filing Parties’ response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Revised Preliminary Proxy Statement

Background of the Merger, page 13

1.	Please disclose the substance of your response to prior comment 11.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Proxy Amendment No. 2 to disclose the substance of the Company’s response to prior comment 11.

The Company’s Purpose and Reasons for the Merger

Board of Directors, page 23

2.	It is unclear how the disclosure referenced in your response to prior comment 14 addresses the disclosure requirements of instruction 2 to Item 1014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Proxy Amendment No. 2 to state that in analyzing the proposed Merger and in reaching its determination as to the fairness to the unaffiliated shareholders of the transactions contemplated by the Merger Agreement, including the Merger, the NTS board of directors did not rely on a separate going concern analysis as it is the belief of Oberon and B. Riley that the respective financial analyses that they conducted collectively assess pre-merger going concern value. However, among the valuation methodologies conducted by Oberon, which included a selected comparable public companies analysis, a selected comparable precedent transaction analysis and a discounted cash flow analysis, and B. Riley, which included a selected comparable public companies analysis, selected precedent transactions analysis, a discounted cash flow analysis and a selected premiums paid analysis, was a review of the Company’s stock price trading history, which generally accounted for all information publicly known about the Company, including the Company’s pre-merger high cost of capital, particularly under its outstanding loan agreements with ICON Agent, LLC, as well as the Company’s history of losses. Moreover, the board of directors believed that a separate going concern valuation would not by its nature be meaningful in providing a pertinent figure to use in gauging the Company’s value because the Company has a history of losses and is currently highly leveraged and thinly capitalized.

3.	Please disclose the substance of your response to prior comment 15.

Response: In response to the Staff’s comment, the disclosure on page 24 of the Proxy Amendment No. 2 has been revised to disclose the substance of the Filing Parties’ responses to prior comment 15.

Certain Information Prepared by the Management of NTS, page 28

4.	We note your response to prior comment 19 and we reissue it. Please disclose the referenced projections with sufficient context to inform shareholders of the different circumstances assumed in preparing those projections.

Response: In response to the Staff’s comment, the Company has revised pages 28 and 31 of the Proxy Amendment No. 2 to include disclosure regarding the financial projections provided by the Company to T3 on September 21, 2013 and updated on September 29, 2013.

Opinion of B. Riley & Co. to the Board of Directors, page 45

5.	We reissue prior comment 22 in part. Please revise to disclose the enterprise values for each transaction used by B. Riley in the Comparable Acquisition analysis. We note the information appears on page 26 of B. Riley’s board presentation filed as exhibit (c)(4) to the Schedule 13E-3.

Response: In response to the Staff’s comment, the Company has revised page 50 to disclose the enterprise values for each transaction used by B. Riley in the Comparable Acquisition analysis.

We note the acknowledgments of the Filing Parties requested by the Staff at the end of the Staff’s letter. Attached as exhibits hereto are the requisite acknowledgments by each of the Filing Parties. If you have any questions or would like to discuss any of the responses, please do not hesitate to call Kevin ((617) 772-8333), Arthur ((646) 810-0592) or Mark ((504) 584-9236).

Sincerely,

/s/ Kevin J. Sullivan
Kevin J. Sullivan

/s/ Arthur S. Marcus
Arthur S. Marcus

/s/ Mark W. Jeanfreau
Mark W. Jeanfreau

EXHIBIT A

NTS, Inc.
1220 Broadway
Lubbock, Texas 79401

January 14, 2014

Mr. Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NTS, Inc.

Amended Schedule 13E-3

Filed December 24, 2013 by NTS, Inc. et al.

File No. 005-78120

Revised Preliminary Schedule 14A

Filed December 24, 2013

File No. 001-32521

Dear Mr. Duchovny:

NTS, Inc. (the “Company”) acknowledges receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 27, 2013, with regard to the above-referenced filings. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NTS, INC.

By:	/s/ Niv Krikov
Name:	Niv Krikov
Title:	Chief Financial Officer

EXHIBIT B

Tower Three Partners LLC,

Tower Three Partners Fund II LP,

Tower Three Partners Fund II GP LP,

Tower Three Partners Fund II GP LLC,

T3 North Holdings, LLC,

T3 North Intermediate Holdings, LLC,

North Merger Sub, Inc.
c/o Tower Three Partners

Two Sound View Drive

Greenwich, Connecticut 06830

January 14, 2014

Mr. Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NTS, Inc.

Amended Schedule 13E-3

Filed December 24, 2013 by NTS, Inc. et al.

File No. 005-78120

Dear Mr. Duchovny:

Each of Tower Three Partners LLC, Tower Three Partners Fund II LP, Tower Three Partners Fund II GP LP, Tower Three Partners Fund II GP LLC, T3 North Holdings, LLC, T3 North Intermediate Holdings, LLC and North Merger Sub, Inc. (collectively, the “T3 Parties”) acknowledges receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 27, 2013, with regard to the above-referenced filing. Each T3 Party acknowledges that:

•	such T3 Party is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such T3 Party may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TOWER THREE PARTNERS LLC

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	Managing Member

TOWER THREE PARTNERS FUND II LP

By:	Tower Three Partners Fund II GP LP, its general partner

By:	Tower Three Partners Fund II GP LLC

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	Managing Member

TOWER THREE PARTNERS FUND II GP LP

By:	Tower Three Partners Fund II GP LLC, its general partner

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	Managing Member

TOWER THREE PARTNERS FUND II GP LLC

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	Managing Member

T3 NORTH HOLDINGS, LLC

By:	/s/ Christopher Jacobs
Name:	Christopher Jacobs
Title:	Secretary

T3 NORTH INTERMEDIATE HOLDINGS, LLC

By:	/s/ Christopher Jacobs
Name:	Christopher Jacobs
Title:	Secretary

NORTH MERGER SUB, INC.

By:	/s/ Christopher Jacobs
Name:	Christopher Jacobs
Title:	Secretary

EXHIBIT C

Guy Nissenson

c/o NTS, Inc.
1220 Broadway
Lubbock, Texas 79401

January 14, 2014

Mr. Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NTS, Inc.

Amended Schedule 13E-3

Filed December 24, 2013 by NTS, Inc. et al.

File No. 005-78120

Dear Mr. Duchovny:

The undersigned, Guy Nissenson, acknowledges receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 27, 2013, with regard to the above-referenced filing. The undersigned acknowledges that:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GUY NISSENSON

/s/ Guy Nissenson